EXHIBIT 99.1

July 23, 2019

AVINO ANNOUNCES RESULTS FROM HANGING-WALL BRECCIA SAMPLING CAMPAIGN

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American/GV6: FSE; “Avino” or “the Company”) is pleased to announce the results from a sampling campaign comprising 52 recent and historic holes that were previously drilled in the hanging-wall of the Avino vein stockwork system located on the Avino property. The relogging and sampling by the mine geology team of intervals previously regarded as not of economic interest has revealed extensive Hanging-wall Breccia (“HWB”) material with significant and consistent metal grades and wide vein widths. These results include significant intercepts such as:

•	ET-17-01 from 46.90 m to 47.65 m grading 2.18 g/t gold, 606 g/t silver and 0.35 % copper over a sampled length of 0.75 m;

•	ET-16-06 from 30.20 m to 31.70m grading 0.96 g/t gold, 312 g/t silver and 0.38 % copper over a sampled length of 1.50 m;

•	ET-17-13 from 23.40 m to 24.15 m grading 0.54 g/t gold, 290 g/t silver and 0.44% copper over a sampled length of 0.75 m.

These sampling results are encouraging as the material has the potential to add mineable tonnage to our portfolio at an opportune time. With the San Gonzalo mine nearing the end of its current economic life, the Company has been looking at all options to increase overall head grade, and the preliminary results of this campaign provide a major milestone to achieving that goal.

“The drill results from this sampling campaign are encouraging and indicate that our team in Mexico has once again successfully met the challenge to find higher grades and thick veins, both as replacement for the closure of San Gonzalo and potentially improve margins before the end of this year”, said David Wolfin, President and CEO.

The additional sampling of the 52 drill holes are summarized as follows:

Table 1: Summary of Recent Sampling in the Hanging-wall of the Avino Vein

Hole ID	Vein	From	To	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
BDVD 1	Hanging-wall Breccia	61.95	65.00	3.05	1.31	24	0.02
DDH 1-2200	Hanging-wall Breccia	132.40	136.70	4.30	1.47	71	0.49
DDH 2-2200	Hanging-wall Breccia	99.80	102.00	2.20	5.00	120	0.13
DDH 8-2200	Hanging-wall Breccia	100.00	116.00	16.00	2.06	67	0.69
DDH 8-2200	Including	100.00	105.00	5.00	0.85	103	1.40
DDH 8-2200	Including	110.00	116.00	6.00	2.68	46	0.46
ET-06-01	Hanging-wall Breccia	243.05	247.00	3.95	0.24	34	0.24

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Avino Silver & Gold Mines Ltd. – July 23, 2019

Avino Announces Results from Hangingwall Breccia Sampling Campaign

ET-06-02	Hanging-wall Breccia	212.35	215.30	2.95	1.50	31	0.47
ET-06-02	Including	213.30	213.90	0.60	1.31	26	0.94
ET-06-02	Including	213.90	214.55	0.65	0.67	35	0.92
ET-06-03	Hanging-wall Breccia	150.90	157.75	6.85	0.34	19	0.25
ET-06-03	Including	150.90	152.00	1.10	0.59	42	0.69
ET-06-04	Including	80.15	81.35	1.20	0.59	7	0.12
ET-07-01	Hanging-wall Breccia	185.00	187.20	2.20	0.15	35	0.08
ET-07-02	Hanging-wall Breccia	172.70	174.20	1.50	0.97	47	0.13
ET-07-03	Hanging-wall Breccia	116.25	118.15	1.90	0.24	116	0.36
ET-07-04	ArgAlt	73.80	75.05	1.25	3.27	10	0.11
ET-07-04	Hanging-wall Breccia	79.10	81.10	2.00	15.60	146	0.28
ET-07-05	Hanging-wall Breccia	87.50	94.45	6.95	0.02	5	0.05
ET-07-06	Hanging-wall Breccia	51.20	56.35	5.15	0.43	31	0.09
ET-07-07	Hanging-wall Breccia	2.00	16.10	14.10	0.12	10	0.07
ET-07-08	Hanging-wall Breccia	0.00	6.80	6.80	0.34	69	0.06
ET-08-02	Hanging-wall Breccia	72.20	74.40	2.20	0.96	102	0.07
ET-08-03	Hanging-wall Breccia	80.40	84.50	4.10	3.82	103	0.23
ET-08-04	Hanging-wall Breccia	4.30	5.60	1.30	0.19	10	0.02
ET-12-01	Hanging-wall Breccia	99.40	101.85	2.45	0.11	29	0.19
ET-12-02	Hanging-wall Breccia	79.85	81.70	1.85	0.06	9	0.12
ET-12-03	Hanging-wall Breccia	78.30	81.45	3.15	0.08	3	0.06
ET-12-04	Hanging-wall Breccia	57.25	60.90	3.65	0.49	52	0.29
ET-12-05	Hanging-wall Breccia	49.10	52.30	3.20	0.72	26	0.04
ET-12-06	Hanging-wall Breccia	37.70	43.15	5.45	1.26	133	0.07
ET-12-09	Hanging-wall Breccia	14.90	16.00	1.10	0.18	19	0.11
ET-16-01	Hanging-wall Breccia	4.05	7.70	3.65	1.03	102	0.16
ET-16-02	Hanging-wall Breccia	5.05	9.88	4.83	1.27	105	0.16
ET-16-03	Breccia	32.25	32.38	0.13	1.03	11	0.04
ET-16-03	Flt	55.84	62.45	6.61	0.12	77	0.12
ET-16-03	Hanging-wall Breccia	18.07	22.25	4.18	0.50	52	0.12
ET-16-04	Hanging-wall Breccia	38.20	43.05	4.85	0.38	37	0.13
ET-16-05	Hanging-wall Breccia	71.70	76.75	5.05	1.49	50	0.10
ET-16-06	Hanging-wall Breccia	28.80	38.30	9.50	1.82	119	0.50
ET-16-06	Including	28.80	29.20	0.40	0.75	114	3.50
ET-16-06	Including	30.20	31.70	1.50	0.96	312	0.38
ET-16-06	Including	31.70	32.60	0.90	0.71	72	2.18
ET-16-07	Hanging-wall Breccia	33.70	39.65	5.95	2.29	232	0.30
ET-16-07	Including	34.90	35.85	0.95	0.68	163	0.58
ET-16-08	Hanging-wall Breccia	30.25	40.80	10.55	0.48	31	0.17
ET-16-08	Narrow Vein	42.45	42.65	0.20	1.96	97	0.10
ET-16-09	Hanging-wall Breccia	62.45	67.35	4.90	5.36	26	0.07

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Avino Silver & Gold Mines Ltd. July 23, 2019

Avino Announces Results from Hangingwall Breccia Sampling Campaign

ET-16-10	Hanging-wall Breccia	155.70	159.40	3.70	1.43	10	0.05
ET-16-11	Hanging-wall Breccia	152.47	160.90	8.43	2.16	21	0.15
ET-16-11	Including	159.20	160.30	1.10	4.04	43	0.31
ET-16-12	Hanging-wall Breccia	183.40	185.70	2.30	0.15	9	0.07
ET-16-12	Including	183.40	183.55	0.15	1.60	57	0.60
ET-17-01	Hanging-wall Vein	40.35	41.50	1.15	1.06	190	1.03
ET-17-01	Including	40.35	41.00	0.65	0.57	143	0.75
ET-17-01	Including	41.00	41.30	0.30	2.25	250	0.90
ET-17-01	Including	41.30	41.50	0.20	0.86	254	2.12
ET-17-01	Hanging-wall Breccia	66.00	68.65	2.65	1.13	76	0.20
ET-17-01	Narrow Vein	15.40	16.00	0.60	1.88	51	0.03
ET-17-01	Vuggy Quartz	45.60	48.95	3.35	0.64	215	0.39
ET-17-01	Including	46.90	47.65	0.75	2.18	606	0.35
ET-17-06	Hanging-wall Breccia	23.40	31.10	7.70	0.86	149	0.25
ET-17-07	Hanging-wall Breccia	24.75	30.05	5.30	0.92	177	0.14
ET-17-08	Hanging-wall Breccia	43.40	48.70	5.30	0.35	113	0.10
ET-17-09	Andesite & Narrow Vn	46.65	50.30	3.65	0.08	57	0.63
ET-17-09	Hanging-wall Breccia	42.85	46.35	3.50	0.68	56	0.04
ET-17-12	Hanging-wall Breccia	27.40	32.95	5.55	0.46	39	0.29
ET-17-13	Hanging-wall Breccia	22.50	28.50	6.00	1.76	120	0.41
ET-17-13	Including	22.50	23.40	0.90	0.72	116	1.25
ET-17-13	Including	23.40	24.15	0.75	0.54	290	0.44
ET-17-13	Including	24.15	24.90	0.75	1.82	28	0.42
ET-17-16	Hanging-wall Breccia	160.10	165.20	5.10	0.41	52	0.12
ET-17-17	Hanging-wall Breccia	156.35	158.50	2.15	0.17	19	0.05
ET-17-18	Hanging-wall Breccia	172.40	175.10	2.70	0.72	24	0.11
ET-17-18	Including	172.40	172.95	0.55	0.74	68	0.39
ET-17-19	Hanging-wall Breccia	163.70	167.20	3.50	0.35	14	0.09
ET-17-19	Narrow Vein	69.80	70.00	0.20	1.16	45	0.13
ET-17-19	Narrow Vein	85.55	85.80	0.25	0.20	110	4.01
ET-17-19	Narrow Vein	140.65	141.30	0.65	5.64	26	0.09
ET-17-20	Hanging-wall Breccia	67.20	70.05	2.85	0.90	14	0.04
ET-17-21	Hanging-wall Breccia	68.40	76.80	8.40	0.83	27	0.19
ET-17-22	Hanging-wall Breccia	177.15	180.30	3.15	1.71	10	0.06

True Widths cannot be determined with the information available

The significance of these results is best explained graphically in Figures 1 (an inclined oblique view) and 2 (a vertical projection).

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Avino Silver & Gold Mines Ltd. July 23, 2019

Avino Announces Results from Hangingwall Breccia Sampling Campaign

Figure 1 Inclined Oblique View in the Plane of the HW Breccia

In Figure 1, The previous interpreted extent of the HWB is shown in blue while the sampled HWB intervals referred to in Table 1 are shown in red. The HWB trends eastwards and diverges away from the main Avino vein system (mine workings shown in grey).

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Avino Silver & Gold Mines Ltd. July 23, 2019

Avino Announces Results from Hangingwall Breccia Sampling Campaign

Figure 2 Long Section Projected Looking 337⁰

In Figure 2, the previously limited extent of the HWB is being interpreted to extended towards the east and to depth (340 m from surface). Sampling coverage within the previous interpreted extent of the HWB may increase confidence in a future resource estimate. The HWB material has not yet been exploited and is close to the existing development levels 6 and 9 where services such as compressed air, water and electricity can be accessed swiftly if mineability is confirmed. At the time of the drilling, the main Avino vein structure was the target and the potential of the HWB was unknown, therefore the spacing in the vein intercepts which were recently sampled was is 30 to 70 metres apart.

About the Avino Vein System

The Avino vein is 1.6 kilometers long and 60 metres wide on the surface and has been followed longitudinally for more than 1,300 metres and vertically for more than 600 metres. It strikes north 66° east with an east-west splay, and dips to the south and southeast at 60° to 70°. Steeply dipping, high grade zones within the vein and stock-work and breccia zones are frequently found in the upper part of the vein, as well as at its intersections with several lateral veins. The HWB and associated units which are the subject of this discussion, intersect the Avino vein in the southwest of the ET Mine but strike west east and progressively diverge from the Avino vein. At the easternmost explored extent (Hole ET-12-09), the HWB is 240 m in the Hanging-wall of the Avino vein.

The hanging wall of the Avino Vein is andesite, while the footwall is a monzonite intrusive with andesite sections.

Avino Property Exploration Potential

The Company is optimistic regarding the unexplored potential across the Avino Property which hosts dozens of historic shallow artisanal mines. Regionally, the Avino concession is situated within a 12 kilometre north-south by 8.5 kilometre caldera, which hosts numerous low sulphidation epithermal veins, breccias, stockwork and silicified zones. These zones grade into a “near porphyry” environment, particularly in the Avino Mine area.

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Avino Silver & Gold Mines Ltd. July 23, 2019

Avino Announces Results from Hangingwall Breccia Sampling Campaign

Sampling and Assay Methods

Following detailed geological and geotechnical logging, drill core samples are sawed in half. One half of the core is submitted to SGS Laboratory facility in Durango, Mexico, and the other half is retained on-site for verification and reference. Gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 grams/tonne gold are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values exceeding 10,000 ppm (1%) are-assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Qualified Person(s)

Information in this press release has been reviewed and approved by Michael O’Brien, P.Geo., Director and Principal Consultant, Red Pennant Geoscience, who is an “independent qualified person”, as defined by Section 1.5 of National Instrument 43-101.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 350 people. Avino produces from its wholly owned Avino Mine near Durango, Mexico, and is currently evaluating the potential economics of possible future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

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Avino Silver & Gold Mines Ltd. July 23, 2019

Avino Announces Results from Hangingwall Breccia Sampling Campaign

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.

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